SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.       )*

X Financial

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

98372W103**

(CUSIP Number)

May 17, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 98372W103 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “XYF.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Easy Alpha Group Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,887,083 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,887,083 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,887,083 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0% (2)
12.	Type of Reporting Person CO

(1)    Represents 12,887,083 Class A ordinary shares held by Easy Alpha Group Limited, a British Virgin Islands company wholly owned and ultimately controlled by Mr. Fenglei Qian. Each holder of Class A ordinary share is entitled to one vote per share.

(2)    Calculated based on 213,014,298 Class A ordinary shares issued and outstanding as of March 31, 2019, which is based on the information provided by the Issuer.

1.	Names of Reporting Persons Fenglei Qian
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,891,607(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 17,891,607 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,891,607 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4% (2)
12.	Type of Reporting Person IN

(1)   Represents 5,004,524 Class A ordinary shares held by Fenglei Qian, and 12,887,083 Class A ordinary shares held by Easy Alpha Group Limited, a British Virgin Islands company wholly owned and ultimately controlled by Mr. Fenglei Qian. Each holder of Class A ordinary share is entitled to one vote per share.

(2)   Calculated based on 213,014,298 Class A ordinary shares issued and outstanding as of March 31, 2019, which is based on the information provided by the Issuer.

Item 1(a).	Name of Issuer: X Financial (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 7-8F, Block A, Aerospace Science and Technology Plaza, No. 168, Haide Third Avenue, Nanshan District, Shenzhen, 518067, the People’s Republic of China

Item 2(a).	Name of Person Filing: Easy Alpha Group Limited Fenglei Qian
Item 2(b).

Address of Principal Business Office or, if none, Residence:
Easy Alpha Group Limited

8/F (859), TOWER 2, Admiralty Centre, 18 Harcourt Road, Admiralty Centre, Hong Kong

Fenglei Qian

House #7, 28 Barker Road, Hong Kong

Item 2(c).	Citizenship: Easy Alpha Group Limited: British Virgin Islands Fenglei Qian: Hong Kong
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value US$0.0001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
98372W103

This CUSIP number applies to the American depositary shares of the Issuer, each representing two Class A ordinary shares of the Issuer, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Not applicable.

Item 4.	Ownership.
The information required by Items (a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Person and is incorporated herein by reference

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2019

EASY ALPHA GROUP LIMITED

	By:	/s/ Fenglei Qian
		Name:	Fenglei Qian
		Title:	Director

Fenglei Qian

	By:	/s/ Fenglei Qian
		Name:	Fenglei Qian

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: May 24, 2019

EASY ALPHA GROUP LIMITED

	By:	/s/ Fenglei Qian
		Name:	Fenglei Qian
		Title:	Director

Fenglei Qian

	By:	/s/ Fenglei Qian
		Name:	Fenglei Qian